UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 29, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elan Corporation, plc

File No. 1-13896 - CF#29302

_____

Elan Corporation, plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 12, 2013.

Based on representations by Elan Corporation, plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4(c)(31)   through February 12, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tom Kluck
Legal Branch Chief